SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2352K 108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	13G	Page 2 of 11 Pages

1	Name of Reporting Person Yinan Hu
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 375,978,075 ordinary shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 375,978,075 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 375,978,075 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 41.2%
12	Type of Reporting Person IN

CUSIP No. G2352K 108	13G	Page 3 of 11 Pages

1	Name of Reporting Person China United Financial Services Holdings Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 208,199,680 ordinary shares
6 Shared Voting Power 0
7 Sole Dispositive Power 208,199,680 ordinary shares
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 208,199,680 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 22.8%
12	Type of Reporting Person CO

CUSIP No. G2352K 108	13G	Page 4 of 11 Pages

1	Name of Reporting Person CAA Holdings Company Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 208,199,680 ordinary shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 208,199,680 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 208,199,680 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 22.8%
12	Type of Reporting Person CO

CUSIP No. G2352K 108	13G	Page 5 of 11 Pages

1	Name of Reporting Person Kingsford Resources Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 167,778,395 ordinary shares
6 Shared Voting Power 0
7 Sole Dispositive Power 167,778,395 ordinary shares
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 167,778,395 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 18.4%
12	Type of Reporting Person CO

CUSIP No. G2352K 108	13G	Page 6 of 11 Pages

1	Name of Reporting Person High Rank Investments Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 167,778,395 ordinary shares
6 Shared Voting Power 0
7 Sole Dispositive Power 167,778,395 ordinary shares
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 167,778,395 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 18.4%
12	Type of Reporting Person CO

CUSIP No. G2352K 108	13G	Page 7 of 11 Pages

1	Name of Reporting Person Qiuping Lai
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 167,778,395 ordinary shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 167,778,395 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 167,778,395 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 18.4%
12	Type of Reporting Person IN

CUSIP No. G2352K 108	13G	Page 8 of 11 Pages

Item 1	(a).	Name of Issuer:

CNinsure Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

19/F, Yinhai Building No. 299 Yanjiang Zhong Road Guangzhou, Guangdong 510110 People’s Republic of China

Item 2	(a).	Name of Person Filing:

Yinan Hu China United Financial Services Holdings Limited CAA Holdings Company Limited Kingsford Resources Limited High Rank Investments Limited Qiuping Lai

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Yinan Hu

China United Financial Services Holdings Limited

CAA Holdings Company Limited

Kingsford Resources Limited

High Rank Investments Limited

c/o Yinan Hu

CNinsure Inc.

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

Qiuping Lai

CNinsure Inc.

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

Item 2	(c)	Citizenship:

Yinan Hu – People’s Republic of China China United Financial Services Holdings Limited – British Virgin Islands

CUSIP No. G2352K 108	13G	Page 9 of 11 Pages

CAA Holdings Company Limited – British Virgin Islands

Kingsford Resources Limited – British Virgin Islands

High Rank Investments Limited – British Virgin Islands

Qiuping Lai – People’s Republic of China

Item 2	(d).	Title of Class of Securities:

Ordinary Shares

Item 2	(e).	CUSIP Number:

G2352K 108

Item 3.	Not Applicable

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yinan Hu (1)	375,978,075	41.2%	0	375,978,075	0	375,978,075
China United Financial Services Holdings Limited (2)	208,199,680	22.8%	208,199,680	0	208,199,680	0
CAA Holdings Company Limited (3)	208,199,680	22.8%	0	208,199,680	0	208,199,680
Kingsford Resources Limited (4)	167,778,395	18.4%	167,778,395	0	167,778,395	0
High Rank Investments Limited (5)	167,778,395	18.4%	167,778,395	0	167,778,395	0
Qiuping Lai (6)	167,778,395	18.4%	0	167,778,395	0	167,778,395

(1)	The 375,978,075 ordinary shares of the issuer beneficially owned by Yinan Hu consist of (i) 208,199,680 ordinary shares directly held by China United Financial Services Holdings Limited (“CUFS”) and (ii) 167,778,395 ordinary shares directly held by Kingsford Resources Limited (“Kingsford”). Approximately 58.5% of the total outstanding shares of CUFS are held by CAA Holdings Company Limited (“CAA”). Mr. Hu is the sole director and beneficially owns approximately 50.6% of the total outstanding shares of CAA. Approximately 95.1% of the total outstanding shares of Kingsford are

CUSIP No. G2352K 108	13G	Page 10 of 11 Pages

held by High Rank Investments Limited (“High Rank”). Mr. Hu holds approximately 76.1% of the total outstanding shares of High Rank. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the ordinary shares held by CUFS and Kingsford. Mr. Hu disclaims beneficial ownership of all of the ordinary shares held by CUFS and Kingsford except to the extent of his pecuniary interest therein.

(2)	CUFS is the record owner of 208,199,680 ordinary shares of the issuer.
(3)	CAA owns approximately 58.5% of the total outstanding shares of CUFS. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, CAA may be deemed to beneficially own all of the ordinary shares held by CUFS.
(4)	Kingsford is the record owner of 167,778,395 ordinary shares of the issuer.
(5)	High Rank owns approximately 95.1% of the total outstanding shares of Kingsford. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank may be deemed to beneficially own all of the ordinary shares held by Kingsford.
(6)	Qiuping Lai owns approximately 23.9% of the total outstanding shares of High Rank. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Lai may be deemed to beneficially own all of the shares held by Kingsford. Mr. Lai disclaims beneficial ownership of the ordinary shares held by Kingsford except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No. G2352K 108	13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2008

Yinan Hu	/s/ Yinan Hu
Yinan Hu

China United Financial Services Holdings Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

CAA Holdings Company Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

Kingsford Resources Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

High Rank Investments Limited	By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

Qiuping Lai	/s/ Qiuping Lai
Qiuping Lai

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement